Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:20 18 Feb 2003
                  Number 6333H






RNS Number:6333H
GoldmanSachs International
18 February 2003

EMM DISCLOSURE

                                  FORM 38.5 (SUMMARY)



Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International


Date of disclosure

18 February 2003


Contact name

Peter Highton

Telephone number

+44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:


Oxford Glycosciences plc

Celltech Group plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.


For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129.
Email: monitoring@disclosure.org.uk


                                     FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)

Oxford Glycosciences plc


Class of security

Ordinary Shares


Date of disclosure

18 February 2003


Date of dealing

17 February 2003


Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

0



Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

77,723


Highest price received*

1.9300 GBP Sterling


Lowest price received*
1.8581 GBP Sterling


*Currency must be stated

                                    FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)

Celltech Group plc


Class of security

Ordinary Shares


Date of disclosure

18 February 2003

Date of dealing

17 February 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

5,607


Highest price received*

3.3221 GBP Sterling


Lowest price received*
3.3221 GBP Sterling


*Currency must be stated